Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000. Fax: (713) 378-3155

March 27, 2008

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Mr. Donald Abbott

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.
Form 10-K for Fiscal Year Ended August 31, 2007
Filed November 13, 2007
File No. 000-21574

Dear Sirs:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 17, 2008 regarding the filing listed above by Dynacq Healthcare, Inc. (the “Company”). For easy reference, our responses repeat the comments, with corresponding numbering, set forth in the Staff’s letter.

Item 8.	Financial Statements

Report of Independent Registered Public Accounting Firm, page 42

1.	The report of Killman, Murrell & Company, P.C. states that the audits were conducted in accordance with the “auditing standards” of the PCAOB, as opposed to “the standards” of the PCAOB. Based on the language used in the report, it is unclear whether the audits were conducted in accordance with the related professional practice standards of the PCAOB. Please provide us with a revised report by Killman, Murrell & Company, P.C. that complies with paragraph 3 of PCAOB Auditing Standard No. 1.

Response:

Following is a revised report by Killman, Murrell & Company, P.C.:

To the Stockholders and Board of Directors

Dynacq Healthcare, Inc.

Houston, Texas

We have audited the accompanying consolidated balance sheets of Dynacq Healthcare, Inc. (the “Company”), as of August 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended August 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynacq Healthcare, Inc. at August 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2007, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Killman, Murrell & Company, P. C.
Killman, Murrell & Company, P. C.
Houston, Texas
November 6, 2007

Item 9A.	Controls and Procedures, page 71

2.	Please advise your disclosure to state the conclusion of your principal executive officer and principal financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Rule 307 of Regulation S-K.

3.	Please revise your disclosure to state if there has been any change in internal control over financial reporting that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect your internal control over financial reporting. Please refer to Rule 308 of Regulation S-K.

Response to Comments #2 and 3:

We propose the following revised disclosure to Item 9A:

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our disclosure controls and procedures over financial reporting as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-15(e). Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of August 31, 2007, our internal disclosure controls and procedures over financial reporting were effective.

Subsequent to the evaluation and through the date of this filing of Form 10-K for fiscal year 2007, there have been no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter (the fourth quarter in the case of this annual report) or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Previously noted weaknesses have been corrected.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 378-2000 with any questions or if we may provide you with any additional information. Thank you for your assistance.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

cc:	Killman, Murrell & Company P.C.
1931 E. 37th Street, Suite 7
Odessa, Texas 79762

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